SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 15, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ThaiLin HOLDS MORE THAN 5% OF IMOS

Hsinchu, Taiwan, April 15, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary 42.87% owned by the Company’s wholly owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), owned 6.95% of ChipMOS until April 13, 2009. ThaiLin’s current IMOS holding includes 4,060,633 shares or 4.83% of IMOS outstanding shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS Technologies Inc. (“ProMOS”) under the Stock Pledge Agreement dated December 3, 2008 entered into between ThaiLin and ProMOS and 1,777,169 shares or 2.12% of IMOS outstanding shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008.

Separately, until April 13, 2009, the chairman and chief executive officer of the Company, Mr. Shih-Jye Cheng has, through its authorized broker and pursuant to the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, accumulated 296,710 shares or 0.35% of IMOS outstanding shares. The securities purchase programs aforementioned will terminate when repurchased securities accumulated amount to US$3 million and US$0.5 million for ThaiLin and Mr. Cheng, respectively or expire on May 15, 2009, which ever is earlier.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.